UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                    0 - 30927

                                  CUSIP NUMBER
                                   366 652 105

             (Check One:) /X/ Form 10-K / / Form 20-F / / Form 11-K
                          / / Form 10-Q / / Form N-SAR

For Period Ended:  June 30, 2002

 / / Transition Report on Form 10-K
 / / Transition Report on Form 20-F
 / / Transition Report on Form 11-K
 / / Transition Report on Form 10-Q
 / / Transition Report on Form N-SAR For the Transition Period Ended:

     ----------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

Full Name of Registrant

GARUDA CAPITAL CORP.

Former Name if Applicable

Address of Principal Executive Office (State and Number)

502 - 1978 Vine Street, Vancouver, BC V6K 4S1, Canada





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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before October 15, 2002 being on or before the fifteenth calendar day following the prescribed due date; and

/x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

The Company has been unable to complete its audited financial statements due to unanticipated delays consolidating the financial statements of the Company's two subsidiaries which were acquired by the Company during its most recent fiscal year. These delays could not be resolved without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dennis Brovarone, Attorney at Law            303              466 4092
(Name)                                    (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

/ x /  Yes   /   /  No



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(3)Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 / x / Yes   /  / No

The Company has acquired two subsidiaries during its most recent fiscal year and has realized revenues of approximately $340,000 in comparison to no revenues for the last fiscal year.


GARUDA CAPITAL CORP.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


/s/ Robin C. Relph
-----------------------------------
By  Robin C. Relph, President
Date September 27, 2002


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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Spicer Jeffries & Co
Certified Public Accountants
4155 E. Jewell Avenue, Suite 307
Denver, Colorado 80222



September 30, 2002


Securities & Exchange Commission
Washington, DC 20549

Gentlemen:

We are the independent auditors of Garuda Capital Corp. This is to inform you that we have not yet completed the audit to be included in the Form 10-K filing.

We hope to issue our report in time to allow Garuda Capital Corp. to file its Form 10-K within 15 days of the original due date.

Very truly yours,

SPICER, JEFFRIES & CO.

By: /s/ Russell Clement